FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of August


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                               BG Group plc

      Exercise of options by person discharging managerial responsibility

Dr Stuart Fysh

The Company has received notification from Dr Stuart Fysh, Executive Vice President & Managing Director Mediterranean Basin and Africa, that on
7 August 2006 he exercised options under the BG Group Company Share Option Scheme over 8,380, 39,010 and 44,687 ordinary shares of 10p each, at prices of GBP2.685, GBP2.5634 and GBP2.5175 per share respectively.

As a result, Dr Fysh's beneficial interests in the ordinary share capital of BG Group plc are 157,781 shares, representing 0.004% of the shares in issue.


7 August 2006
Website www.bg-group.com


 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 7 August, 2006                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary